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[Logo of Amundi Pioneer]

VIA EDGAR

April 30, 2020

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  SEC Staff Sarbanes-Oxley Review of Filings by Pioneer Funds

Ladies and Gentlemen:

   This letter is to respond to comments received on April 1, 2020 from Ms. Megan Miller of the Staff of the Securities and Exchange Commission in connection with the Staff's review of the financial statements and other filings by the Pioneer Funds listed on Appendix A (each, a "Registrant").

1. Comment:  The Staff noted that Pioneer Mid Cap Value Fund invests in certain real estate investment trusts (REITs). The Staff requested that the Fund consider adding disclosure to the notes to the financial statements stating that distributions received from REITs may be classified as dividends, capital gains and/or return of capital.

   Response: Pioneer Mid Cap Value Fund will add disclosure to future filings of the Fund's financial statements describing the characteristics of REIT distributions.

2. Comment:  The Staff noted that the notes to the financial statements for
             Pioneer Solutions - Balanced Fund indicate that the Fund is the only series of Pioneer Asset Allocation Trust. The Staff noted, however, that additional series of Pioneer Asset Allocation Trust are shown as "active" in the Edgar system. The Staff requested that Pioneer Asset Allocation Trust update the series information on the Edgar system, as appropriate.

   Response: Pioneer Asset Allocation Trust will update the series information on the Edgar system.

3. Comment:  The Staff noted that the table regarding Transactions in
             Underlying Funds included in note 5 to the financial statements of Pioneer Solutions - Balanced Fund does not appear to be consistent with the requirements of Regulation S-X, Rule 12-14, Footnotes 1 and 4. The Staff requested that the Fund update the disclosure in future filings.

   Response: Pioneer Solutions - Balanced Fund will update the disclosure in note 5 to the financial statements in future filings to be consistent with the requirements of Regulation S-X, Rule 12-14.

4. Comment:  The Staff noted that Pioneer Short Term Income Fund invests in certain futures contracts and requested that the Fund consider adding disclosure regarding futures to the principal investment strategy disclosure in the Fund's prospectus in light of such investments.

   Response: Pioneer Short Term Income Fund will add disclosure to the principal investment strategy disclosure in the Fund's prospectus with respect to investments in futures contracts in connection with the next annual update to the Fund's registration statement.

5.  Comment: The Staff requested that each of Pioneer Dynamic Credit Fund and
             Pioneer Strategic Income Fund consider enhancing the disclosure in the notes to the financial statements that a distribution in excess of earnings and profits may be a return of capital. The Staff requested that each Fund also consider adding disclosure to its prospectus indicating that a portion of a distribution from the Fund may be a nontaxable return of capital.

   Response: Each of Pioneer Dynamic Credit Fund and Pioneer Strategic Income
             Fund will update the notes to financial statements in future filings to indicate that the Fund does not consider the effect of foreign currency gain/loss when calculating its monthly distribution due to its unpredictable nature over the course of a year and differing treatment for book and tax purposes. As a result, the Fund may report a distribution in excess of its earnings and profits or a tax return of capital at its fiscal year end. Each Fund will add similar disclosure to the Fund's prospectus in connection with the next annual update to the Fund's registration statement.

6. Comment:  The Staff requested that, for Funds that paid a return of capital, please explain if the Funds considered the requirement in Item 27(b)(7)(iii) of Form N-1A to include in the Management's Discussion of Fund Performance ("MDFP") a discussion of the extent to which the Fund's distribution policy resulted in distributions of capital.

   Response: Each Fund notes that any distribution of capital was not as a result of any policy or practice of maintaining a specified level of distribution to shareholders or other distribution policy. Rather, as noted in response to Comment 5, to the extent a Fund made a distribution in excess of its earnings and profits or a tax return of capital at its fiscal year end, such distribution occurred because the Fund does not consider the effects of foreign currency gain/loss when calculating its monthly distribution due to its unpredictable nature over the course of a year and differing treatment for book and tax purposes. However, each Fund that pays a return of capital in the future will include in its MDFP a discussion of the extent to which the Fund's distribution policy resulted in distributions of capital.

7. Comment:  The Staff noted that Item C.2.c of Form N-CEN for Pioneer
             Strategic Income Fund indicates that a class of shares of the Fund was terminated during the most recent reporting period. The Staff requested that the Fund confirm that this is accurate and, if not, to please correct the Item in a future Form N-CEN filing.

   Response: Pioneer Strategic Income Fund confirms that it reported the termination of the Fund's Class T shares in Item C.2.c of Form N-CEN. Class T shares of the Fund were registered but did not commence operations.

8. Comment:  The Staff requested that each Fund disclose in the notes to the financial statements the frequency with which payments of the Fund's management fee are made to the adviser.

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   Response: Each Fund will disclose in the notes to the financial statements in future filings the frequency with which payments of the Fund's management fee are made to the adviser.

9. Comment:  The Staff requested that the Funds explain in their response the frequency that the "Due from the Adviser" account noted on the statement of assets and liabilities for each Fund is settled, and confirm whether the settlement terms for such account are the same terms as for the "Due to affiliates" account.

   Response: The Funds confirm that the "Due from the Adviser" account settles monthly and has the same settlement terms as the "Due to affiliates" account.

10.Comment:  The Staff noted that Pioneer Diversified High Income Trust compared its performance to the performance of a composite benchmark in the MDFP included in its shareholder report. The Staff requested that, to the extent that the Fund includes an MDFP in future shareholder reports, the Fund compare its performance to an appropriate broad-based securities market index.

   Response: The Pioneer Diversified High Income Trust confirms that, to the extent that the Fund includes an MDFP in future shareholder reports, the Fund will compare its performance to an appropriate broad-based securities market index.

11.Comment:  The Staff noted that dividends paid to VMTP shareholders of
             Pioneer Municipal High Income Advantage Trust and Pioneer Municipal High Income Trust are not reflected in the expense ratios in the financial highlights or as expenses in the statements of operations. The Staff noted that it has issued guidance with respect to disclosure regarding payments to preferred shareholders (see Dear CFO Letters 1997-05 and 1997-06), and requested that the Funds explain why the presentation in the financial statements is not consistent with the Staff's guidance.

   Response: Pioneer Municipal High Income Advantage Trust and Pioneer
             Municipal High Income Trust will update its statement of operations and financial highlights in future filings to account for dividends paid to VMTP shareholders in accordance with the guidance set forth in the relevant Dear CFO Letters.

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      Please contact me directly at 617-422-4468 if you require any further clarification.

                                                  Very truly yours,

                                                  Mark E. Bradley

                                                  Treasurer, Pioneer Funds

cc:   Michael Melnick
      Christopher Frazier
      Christopher Kelley
      Thomas Reyes

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                                  Appendix A

                            Pioneer Funds Reviewed

             Date of
            Financial
            Statements
   CIK       Reviewed   File No                 Fund Name                          Registrant Name
    ---     ---------- --------- ----------------------------------------- ---------------------------------
S000003948   10/31/19  811-08657        Pioneer Equity Income Fund            Pioneer Equity Income Fund
S000028857   10/31/19  811-21978   Pioneer Flexible Opportunities Fund         Pioneer Series Trust VI
S000015510   10/31/19  811-21978        Pioneer Floating Rate Fund             Pioneer Series Trust VI
S000010203   10/31/19  811-10395      Pioneer Global High Yield Fund           Pioneer Series Trust VII
S000019711   10/31/19  811-10395  Pioneer Global Multisector Income Fund       Pioneer Series Trust VII
S000003994   10/31/19  811-09685         Pioneer High Yield Fund               Pioneer High Yield Fund
S000004143   10/31/19  811-06106        Pioneer Mid Cap Value Fund            Pioneer Mid Cap Value Fund
S000004011   11/30/19  811-07318    Pioneer International Equity Fund         Pioneer Series Trust VIII
S000010084   11/30/19  811-21460    Pioneer Select Mid Cap Growth Fund         Pioneer Series Trust II
S000003991   12/31/19  811-01466               Pioneer Fund                          Pioneer Fund
                                   Pioneer U.S. Government Money Market
S000009919   12/31/19  811-05099                   Fund                       Pioneer Money Market Trust
S000010000   12/31/19  811-07870        Pioneer Real Estate Shares            Pioneer Real Estate Shares
S000010085   12/31/19  811-21460     Pioneer AMT-Free Municipal Fund           Pioneer Series Trust II
S000010136   12/31/19  811-01835         Pioneer Core Equity Fund              Pioneer Series Trust XI
S000010172   12/31/19  811-08786        Pioneer Bond VCT Portfolio         Pioneer Variable Contracts Trust
S000010180   12/31/19  811-08786  Pioneer Emerging Markets VCT Portfolio   Pioneer Variable Contracts Trust
S000010181   12/31/19  811-08786   Pioneer Equity Income VCT Portfolio     Pioneer Variable Contracts Trust
S000010159   12/31/19  811-08786        Pioneer Fund VCT Portfolio         Pioneer Variable Contracts Trust
S000010184   12/31/19  811-08786     Pioneer High Yield VCT Portfolio      Pioneer Variable Contracts Trust
S000010186   12/31/19  811-08786   Pioneer Mid Cap Value VCT Portfolio     Pioneer Variable Contracts Trust
S000010160   12/31/19  811-08786 Pioneer Real Estate Shares VCT Portfolio  Pioneer Variable Contracts Trust
                                    Pioneer Select Mid Cap Growth VCT
S000010170   12/31/19  811-08786                Portfolio                  Pioneer Variable Contracts Trust
S000010163   12/31/19  811-08786  Pioneer Strategic Income VCT Portfolio   Pioneer Variable Contracts Trust
S000031914   3/31/19   811-21108       Pioneer Dynamic Credit Fund              Pioneer Series Trust X
S000004137   3/31/19   811-21108     Pioneer Fundamental Growth Fund            Pioneer Series Trust X
S000031915                        Pioneer Multi-Asset Ultrashort Income
             3/31/19   811-21108                   Fund                         Pioneer Series Trust X
S000003927   6/30/19   811-02864            Pioneer Bond Fund                     Pioneer Bond Fund
                                   Pioneer Balanced ESG Fund (formerly,
S000010109   7/31/19   811-21781      Pioneer Classic Balanced Fund)           Pioneer Series Trust IV

S000035110   7/31/19   811-21781    Pioneer Multi-Asset Income Fund             Pioneer Series Trust IV
S000004007   7/31/19   811-21569   Pioneer Solutions - Balanced Fund        Pioneer Asset Allocation Trust
S000004009   8/31/19   811-08547    Pioneer Disciplined Growth Fund            Pioneer Series Trust XII
S000010093   8/31/19   811-21664    Pioneer Disciplined Value Fund             Pioneer Series Trust III
S000010228   8/31/19   811-21558    Pioneer Short Term Income Fund          Pioneer Short Term Income Fund
S000010131   9/30/19   811-09223     Pioneer Strategic Income Fund             Pioneer Series Trust XIV
   CEF      4/30/2019  811-22014 Pioneer Diversified High Income Trust   Pioneer Diversified High Income Trust
   CEF      11/30/2019 811-21654      Pioneer Floating Rate Trust             Pioneer Floating Rate Trust
   CEF      3/31/2019  811-21043       Pioneer High Income Trust               Pioneer High Income Trust
                                     Pioneer Municipal High Income      Pioneer Municipal High Income Advantage
   CEF      3/31/2019  811-21409            Advantage Trust                              Trust
   CEF      4/30/2019  811-21321  Pioneer Municipal High Income Trust     Pioneer Municipal High Income Trust